Exhibit 8

March 23, 2012

Virginia Savings Bancorp, Inc.	WRITER’S DIRECT DIAL NO. (304) 340-1111
600 North Commerce Avenue	WRITER’S DIRECT FAX NO. (304) 340-1080
Front Royal, Virginia 22630	Email: rtweel@jacksonkelly.com

City Holding Company

25 Gatewater Road

Cross Lanes, West Virginia 25313

Re:	Certain Federal Income Tax Consequences of the Merger of Virginia Savings Bancorp, Inc., with and into City Holding Company

Ladies and Gentlemen:

We have acted as special counsel to City Holding Company, a West Virginia corporation (“CHC”), in connection with the merger (the “Merger”) of Virginia Savings Bancorp, Inc., a Virginia corporation (“Virginia Bancorp”), with and into CHC. The Merger will be effected pursuant to the Agreement and Plan of Merger by and among CHC, City National Bank of West Virginia, a national banking association (“City National”), Virginia Bancorp, and Virginia Savings Bank, F.S.B., a federal savings bank (“Virginia Savings”), dated as of November 14, 2011, as amended by an Amendment to Agreement and Plan of Merger by and among CHC, Virginia Bancorp City National and Virginia Savings dated as of March 14, 2012 (collectively, the “Merger Agreement”).

In our capacity as counsel to CHC, our opinion has been requested with respect to certain specific material federal income tax consequences associated with the proposed Merger. In rendering this opinion, we have examined (i) the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulations promulgated thereunder, (ii) the legislative history of applicable sections of the Code, and (iii) appropriate Internal Revenue Service and judicial authorities. In addition, we have relied upon certain information made known to us as more fully described below. All capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement, as appropriate, and, unless otherwise specified, all section references herein are to the Code.

In our capacity as counsel to CHC in the Merger, and for purposes of rendering the opinions expressed herein, we have examined and relied upon such documents as we have deemed appropriate, including:

(1)	the Merger Agreement and exhibits thereto;

(2)	such additional documents as we have considered relevant.

We have also made certain reasonable assumptions regarding material facts in connection with the Merger, which are further described below on behalf of CHC, City National, Virginia Bancorp, and Virginia Savings. Our opinion is based upon these assumptions, and they should be thoroughly reviewed in conjunction with the opinions rendered.

Charleston, WV — Clarksburg, WV — Martinsburg,WV — Morgantown, WV — Wheeling, WV

Denver, CO — Evansville, IN — Indianapolis, IN — Lexington, KY — Pittsburgh, PA — Washington, DC

1

City Holding Company

March 23, 2012

In connection with our review of the Merger Agreement, and the other documents described herein, we have assumed, with your consent, that all documents submitted to us as photocopies faithfully reproduce the originals thereof, that such originals are authentic, that all such documents have been or will be duly executed to the extent required and that all statements set forth in such documents are accurate. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct and complete copies of all such documents, (ii) none of the documents has been amended or modified; (iii) all such documents are in full force and effect in accordance with the terms thereof; (iv) there are no other documents which affect the opinions hereinafter set forth; and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. We have further assumed that any representations or statements made “to the best knowledge of” or similarly qualified, are true and correct without such qualification. With your permission, we have also assumed certain other factual matters set forth more fully below.

We have not made an independent investigation of the registration statement. Consequently, we have relied upon the information presented in the documents or otherwise furnished to us as accurate and complete in describing all material relevant facts.

You have advised us that the proposed Merger: (i) will improve the convenience and needs of the communities currently served by City National and Virginia Savings; and (ii) will provide a vehicle for growth and potential geographic diversification for City National and Virginia Savings. To achieve these goals, the following will occur pursuant to the Agreement:

(1) The authorized capital stock of Virginia Bancorp consists of 5,000,000 shares of common stock, par value of $1.00 per share (“Virginia Bancorp Common Stock”), of which 1,810,120 shares are issued and outstanding and will be issued and outstanding on the date of the Merger, and 500,000 shares of preferred stock, including 100,000 shares of Series A Non-Voting Preferred Stock, par value $1.00 per share (“Virginia Bancorp Non-Voting Preferred Stock”), of which 89,864 shares are issued and outstanding and will be issued and outstanding on the date of the Merger (the Virginia Bancorp Common Stock and Series A Non-Voting Preferred Stock are hereinafter collectively referred to as “Virginia Bancorp Stock”);

(2) Virginia Bancorp will merge with and into CHC pursuant to the terms of the Merger Agreement and the laws of the State of West Virginia and the laws of the Commonwealth of Virginia. Virginia Bancorp’s separate corporate existence will cease to exist, and CHC will be the surviving corporation. Upon completion of this Merger, Virginia Savings will merge with and into City National (the “Subsidiary Merger”) pursuant to the terms of the Merger Agreement and the Agreement and Plan of Subsidiary Merger attached thereto. Thereafter, CHC, through its wholly owned subsidiary, City National, will continue to operate the businesses of Virginia Bancorp and Virginia Savings conducted prior to the Merger or use a significant portion of their assets in its business;

(3) Each share of Virginia Bancorp Stock (excluding shares held by Virginia Bancorp stockholders who perfect their dissenters’ rights of appraisal) (each a “Virginia Bancorp Share”) issued and outstanding immediately prior to the Effective Time of the Merger, as defined in the Merger Agreement, (the “Merger Date”) shall, as of the Merger Date, by virtue of the Merger and pursuant to an election made by each holder thereof, be converted into and exchanged for the right to receive one of the following forms of consideration: (i) 0.2100 shares of common stock of CHC (“CHC Common Stock”), or (ii) $6.17 in cash for each Virginia Bancorp Share, or

City Holding Company

March 23, 2012

(iii) 0.1260 shares of CHC Common Stock and $2.47 in cash for each Virginia Bancorp Share, in accordance with the Merger Agreement;

(4) The elections of the holders of Virginia Bancorp Stock as to the consideration to be received for each Virginia Bancorp Share in the Merger shall be adjusted pursuant to the terms of the Merger Agreement to result in CHC Common Stock comprising 60% of the merger consideration and cash comprising 40% of the merger consideration;

(5) On the Merger Date, the holders of certificates representing Virginia Bancorp Stock, including holders of Dissenting Shares, shall cease to have any rights as stockholders of Virginia Bancorp.

With your consent, we have also assumed that the following statements of fact are true as of the date hereof and will be true as of the Merger Date. Jackson Kelly PLLC has not independently verified the completeness and accuracy of any of the following assumptions. Jackson Kelly PLLC is relying on these assumptions in rendering the opinions contained herein:

(1) The Merger will be consummated in compliance with the material terms of the Merger Agreement, and none of the material terms and conditions therein have been waived or modified, and neither CHC nor Virginia Bancorp has any plan or intention to waive or modify any material conditions of the Merger Agreement.

(2) The Merger Agreement and documents, agreements and other matters specifically identified therein represent the entire understanding of CHC, City National, Virginia Bancorp, and Virginia Savings with respect to the Merger contemplated thereby.

(3) The Merger of Virginia Bancorp with and into CHC will qualify as a statutory merger under the laws of the Commonwealth of Virginia and the State of West Virginia, and the Subsidiary Merger of Virginia Savings with and into City National will qualify as a statutory merger under the laws of the Commonwealth of Virginia and the State of West Virginia.

(4) The Merger is being undertaken for one or more valid business purposes, including those described herein.

(5) The amount of stock and cash received by the stockholders of Virginia Bancorp under the Merger Agreement was negotiated at arms-length and, accordingly, should be approximately equal to the fair market value of the Virginia Bancorp Stock surrendered in exchange therefor.

(6) No less than 40% (including cash consideration paid to stockholders for fractional shares and to stockholders who exercise dissenters’ appraisal rights) of the value of the aggregate consideration issued to Virginia Bancorp stockholders, in connection with the Merger, shall consist of continuing proprietary interest in CHC represented by CHC Common Stock.

(7) Neither CHC nor any “related person” with respect to CHC within the meaning of Treasury Regulation Section 1.368-1(e)(4): (i) has purchased or will purchase any Virginia Bancorp Stock with consideration other than CHC Common Stock (other than as required by the Merger Agreement), or has furnished cash or other property directly or indirectly in connection with redemptions of Virginia Bancorp Stock or distributions by Virginia Bancorp

City Holding Company

March 23, 2012

to Virginia Bancorp stockholders, in connection with or in contemplation of the Merger, or (ii) except for cash paid in lieu of fractional interests of CHC Common Stock pursuant to the Merger, has any plan or intention to purchase, redeem, or otherwise reacquire any of the CHC Common Stock issued in connection with the Merger.

(8) Prior to and in connection with the Merger, (i) Virginia Bancorp has not redeemed (and will not redeem) any Virginia Bancorp Stock and has not made (and will not make) any extraordinary distributions with respect thereto, and (ii) the persons that are related to Virginia Bancorp within the meaning of Treasury Regulation § 1.368-1(e)(4) (determined without regard to Treasury Regulation § 1.368-1(e)(4)(i)(A)), have not acquired (and will not acquire) Virginia Bancorp Stock from any holder thereof with consideration other than either Virginia Bancorp Stock or CHC Common Stock (other than as required by the Merger Agreement).

(9) At the time of the Merger, the only classes of issued and outstanding stock of Virginia Bancorp will be the Virginia Bancorp Common Stock and the Virginia Bancorp Series A Non-Voting Preferred Stock.

(10) The Virginia Bancorp Stock to be surrendered by each stockholder of Virginia Bancorp will not be subject to any liability, and CHC will not assume any liability with respect to the surrendered Virginia Bancorp Stock.

(11) The liabilities of Virginia Bancorp assumed by CHC and the liabilities to which the transferred assets of Virginia Bancorp are subject were incurred by Virginia Bancorp in the ordinary course of its business.

(12) Following the Merger, CHC will either continue the historic business of Virginia Bancorp or use a significant portion of Virginia Bancorp’s historic business assets in its business.

(13) CHC, City National, Virginia Bancorp, Virginia Savings, and the stockholders of Virginia Bancorp will pay their respective expenses, if any, incurred in connection with the Merger.

(14) There is no intercorporate indebtedness existing between CHC and Virginia Bancorp or between City National and Virginia Savings that was issued, acquired, or will be settled at a discount.

(15) None of the compensation received, or to be received, by any stockholder-employees of Virginia Bancorp or Virginia Savings will be separate consideration for, or allocable to, any of their shares of Virginia Bancorp Stock; none of the cash received, or to be received, by any stockholder-employees of Virginia Bancorp pursuant to the Merger will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any stockholder-employees of Virginia Bancorp will be for services actually rendered, or to be rendered, and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

(16) For both CHC and City National, not more than 25% of the fair market value of its adjusted total assets consists of stock and securities of any one issuer, and not more than 50% of the fair market value of its adjusted total assets consists of stock and securities of five or fewer issuers. For purposes of the preceding sentence, (i) a corporation’s adjusted total

City Holding Company

March 23, 2012

assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities, (ii) a corporation’s adjusted total assets exclude stock and securities issued by any subsidiary at least 50% of the voting power or 50% of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary’s stock owned by the corporation) of the assets owned by any such subsidiary, and (iii) all corporations that are members of the same “controlled group” within the meaning of Section 1563(a) of the Code are treated as a single issuer.

(17) Neither CHC nor City National is under the jurisdiction of a court in a case under Title 11 of the United States Code, a receivership, foreclosure, or similar proceeding in a federal or state court.

(18) At the Merger Date, the fair market value of the assets of Virginia Bancorp will exceed the liabilities plus the amount of liabilities, if any, to which the assets are subject.

(19) For both Virginia Bancorp and Virginia Savings, not more than 25% of the fair market value of its adjusted total assets consists of stock and securities of any one issuer, and not more than 50% of the fair market value of its adjusted total assets consists of stock and securities of five or fewer issuers. For purposes of the preceding sentence, (i) a corporation’s adjusted total assets exclude cash, cash items (including accounts receivable and cash equivalents), and United States government securities, (ii) a corporation’s adjusted total assets exclude stock and securities issued by any subsidiary at least 50% of the voting power or 50% of the total fair market value of the stock of which is owned by the corporation, but the corporation is treated as owning directly a ratable share (based on the percentage of the fair market value of the subsidiary’s stock owned by the corporation) of the assets owned by any such subsidiary, and (iii) all corporations that are members of the same “controlled group” within the meaning of Section 1563(a) of the Code are treated as a single issuer.

(20) Neither Virginia Bancorp nor Virginia Savings is under the jurisdiction of a court in a case under Title 11 of the United States Code, a receivership, foreclosure, or similar proceeding in a federal or state court.

(21) The payment of cash in lieu of fractional shares of CHC is solely for the purpose of avoiding the expense and inconvenience to CHC of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the Virginia Bancorp stockholders instead of issuing fractional shares of CHC Common Stock will not exceed one percent of the total consideration that will be issued in the transaction to the Virginia Bancorp stockholders in exchange for their shares of Virginia Bancorp Stock. The fractional share interest of each Virginia Bancorp stockholder will be aggregated, and no Virginia Bancorp stockholder will receive cash instead of issuing fractional shares of CHC Common Stock in an amount equal to or greater than the value of one full share of CHC Common Stock.

(22) Prior to and on the Merger Date, CHC will be in control of City National within the meaning of Section 368(c) of the Code. Code Section 368(c) defines control to mean ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of stock of the corporation.

City Holding Company

March 23, 2012

(23) Prior to and on the Merger Date, Virginia Bancorp will be in control of Virginia Savings within the meaning of Section 368(c) of the Code. Code Section 368(c) defines control to mean ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of stock of the corporation.

(24) At the time of the Subsidiary Merger, City National will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in City National that, if exercised or converted, would affect CHC’s acquisition or retention of control of City National, as defined in Section 368(c) of the Code.

(25) Following the Subsidiary Merger pursuant to the terms of the Merger Agreement and the Agreement and Plan of Subsidiary Merger, CHC shall continue to be in control of City National within the meaning of Section 368(c) of the Code and Treas. Reg. § 1.368-1(d)(4)(ii).

(26) Both CHC and Virginia Bancorp will file statements for the taxable year within which the Merger occurs, and will retain permanent records containing information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of the Merger, as required by Treas. Reg. § 1.368-3.

On the basis of the foregoing in reliance upon the assumptions described herein, and assuming that the Merger will be consummated in accordance with the Plan of Merger, we are of the opinion that for federal income tax purposes:

(1) The Internal Revenue Service has indicated that is considers 40% continuity of proprietary interest to be sufficient for purposes of satisfying the continuity of proprietary interest requirement of Treasury Regulation § 1.368-1(e). See, Treas. Reg. § 1.368-1T(e)(2)(v)(ex.1). In the Merger, the total amount of equity consideration to be received by Virginia Bancorp stockholders that will constitute a continuity of proprietary interest is anticipated to be 60% of the total consideration to be received by Virginia Bancorp stockholders. Accordingly, the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code. CHC and Virginia Bancorp will both be considered a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(2) Under the terms of the Merger, Virginia Bancorp stockholders may receive CHC Common Stock, cash, or both cash and CHC Common Stock in exchange for their Virginia Bancorp Stock.

(a) Upon the exchange of stock, no gain or loss will be recognized by the stockholders of Virginia Bancorp to the extent they exchange their Virginia Bancorp Stock for CHC Common Stock pursuant to the Merger.

City Holding Company

March 23, 2012

(b) Upon the exchange of cash for Virginia Bancorp Stock, including cash for fractional shares, Virginia Bancorp stockholders will recognize gain, but not in an amount in excess of the amount of cash received.

(c) With respect to the receipt of cash, Virginia Bancorp stockholders will have their cash treated as if it were received as a distribution in redemption of that stockholder’s CHC Common Stock (the “deemed redemption”), and the receipt of the cash will be taxable subject to the provisions and limitations of section 302 of the Code. Because the consideration received by stockholders of Virginia Bancorp will depend upon their election, the overall 40% limitation on cash, and their individual circumstances, Virginia Bancorp stockholders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances. Under section 302 of the Code, the gain upon receipt of cash by Virginia Bancorp stockholders will be treated as a sale or exchange in redemption of their CHC Common Stock if it is:

(i) a “substantially disproportionate redemption” (Code §302(b)(2)),

(ii) a complete termination of a shareholder’s interest (Code §302(b)(3)); or

(iii) not essentially equivalent to a dividend (Code §302(b)(1)).

Under section 302(b)(2) of the Code, the deemed redemption of the CHC Common Stock will be treated as a “substantially disproportionate redemption” with respect to each Virginia Bancorp stockholder, if the percentage of the outstanding CHC Common Stock the stockholder owns, actually and constructively, immediately after the deemed redemption is less than 80% of the percentage of the outstanding CHC Common Stock the stockholder is deemed to own, actually and constructively, immediately before the deemed redemption.

The deemed redemption will result in a complete termination of a stockholder’s interest where as a result of such distribution a stockholder owns no CHC Common Stock either directly or through the application of Section 318(a) of the Code.

Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a Virginia Bancorp stockholder will depend on the stockholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the stockholder’s actual and constructive percentage stock ownership of CHC Common Stock. In general, that determination requires a comparison of the percentage of the outstanding CHC Common Stock the stockholder is deemed to own, actually and constructively, immediately before the deemed redemption and the percentage of the outstanding CHC Common Stock the stockholder actually

City Holding Company

March 23, 2012

and constructively owns immediately after the deemed redemption. The Internal Revenue Service has ruled that a minority stockholder (i.e., a shareholder whose relative stock interest is minimal in relation to the number of shares outstanding and who exercises no control with respect to corporate affairs) generally is treated as having a “meaningful reduction” in interest if a cash payment results in at least a relatively minor reduction in the stockholder’s actual and constructive percentage ownership.

In applying each of the Section 302 tests described above, a Virginia Bancorp stockholder must take account of shares of CHC Common Stock that such stockholder constructively owns under attribution rules, pursuant to which the Virginia Bancorp stockholder will be treated as owning shares of CHC Common Stock owned by certain related individuals and entities, and shares of CHC Common Stock that the Virginia Bancorp stockholder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security. Virginia Bancorp stockholders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

Assuming that a Virginia Bancorp stockholder satisfies the requirements for the deemed redemption to be treated as a sale or exchange of their CHC Common Stock under section 302 of the Code, such stockholder will recognize capital gain on the deemed redemption. If a Virginia Bancorp stockholder has held his or her Virginia Bancorp Stock for more than one year, the gain should be treated as long-term capital gain, provided that the Virginia Bancorp Stock was a capital asset in the hands of the Virginia Bancorp stockholder on the Merger Date. Currently, long-term capital gains are subject to a federal income tax rate of 15%.

If a Virginia Bancorp stockholder is unable to satisfy the requirements for the deemed redemption to be treated as a sale or exchange of their CHC Common Stock under section 302 of the Code, the receipt of cash will be treated as a dividend from CHC to such stockholder. The stockholder will not be able to offset their proportional carryover basis from their Virginia Bancorp Stock against such dividend. Currently, assuming the dividend is a qualified dividend, the receipt of cash will be subject to a federal income tax rate of 15%.

(3) No gain or loss will be recognized by CHC or Virginia Bancorp as a result of the Merger; and

(4) The holding period of the CHC Common Stock received by Virginia Bancorp stockholders in exchange for Virginia Bancorp Stock will include the holding period of shares of Virginia Bancorp Stock so exchanged, provided that the Virginia Bancorp Stock is held as a capital asset at the Effective Time.

Our opinion represents our best judgment of how a court would decide, if presented with the issues addressed herein and is not binding on the Internal Revenue Service or any court. Our opinion is not the equivalent of a ruling from the Internal Revenue Service and may upon audit be challenged by the Internal Revenue Service.

City Holding Company

March 23, 2012

Thus, no assurances can be given that a position taken in reliance on our opinion will not be challenged by the IRS or rejected by a court.

Our opinion is based on the understanding that the relevant facts are, and will be at the Merger Date, as set forth in this letter. It is also based on the Code, Treasury Regulations, case law and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. Were there to be such changes either before or after the Merger Date, or should the relevant facts prove to be other than as we have reviewed, our opinion could be affected. We can give no assurance that after any such change our opinion would not be different. We do not undertake to advise you of matters that may come to our attention subsequent to the date hereof and that may affect the opinions expressed herein, including, without limitation, future changes in applicable law.

Also, our opinion is based on the assumption, and we have assumed with your permission that the cash paid to Virginia Bancorp stockholders pursuant to the Merger (including, pursuant to a stockholder’s statutory dissent) will not exceed 50% of the value of all rights to shares of Virginia Bancorp outstanding as of the Merger Date.

In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained (including, by way of example, but not limitation, the assumptions) and the statements set out herein, which we have assumed and you have confirmed to be true on the date hereof and the Effective Time. Our opinions cannot be relied upon if any of the facts contained in such documents or if such additional information is, or later becomes, inaccurate, or if any of the statements set out herein is, or later becomes, inaccurate.

Our opinions do not address the tax consequences to certain Virginia Bancorp stockholders in light of their particular circumstances, including, by way of example, but not limitation, some or all of the following: Virginia Bancorp stockholders who hold their Virginia Bancorp Stock other than as a capital asset, foreign stockholders, stockholders who are not United States citizens, tax exempt organizations, financial institutions, persons subject to the alternative minimum tax, insurance companies, retirement plans, and persons who acquired their Virginia Bancorp Stock as compensation. Finally, our opinions are limited to the federal income tax matters specifically covered hereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the Merger to any party, whether federal, state, local or foreign including, by way of example, but not limitation, tax consequences of a required change in accounting method, if any, or the termination of a bad debt reserve, if any.

City Holding Company

March 23, 2012

This letter is our opinion as to certain legal conclusions as specifically set forth herein and is not and shall not be deemed to be a representation or opinion as to any factual matters. We hereby consent to the filing of this opinion as an exhibit to the S-4 Registration Statement to be filed in connection with the Merger.

Respectfully,

JACKSON KELLY PLLC

By:	/s/ Robert G. Tweel
Robert G. Tweel, Member

RGT